FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated November 7, 2024

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 27 August 2024 (official registry number 2371) (the “Buy-back Commencement Communication”), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 31 October and 6 November 2024 (both inclusive).

The cash amount of the shares purchased to 6 November 2024 as a result of the execution of the Buy-back Programme amounts to 948,442,127 Euros, which represents approximately 62.2% of the maximum investment amount of the Buy-back Programme. The programme was announced together with its other characteristics through the Buy-back Commencement Communication.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
31/10/2024	SAN	Purchase	XMAD	4,999,900	4.4622
31/10/2024	SAN	Purchase	CEUX	2,486,390	4.4807
31/10/2024	SAN	Purchase	TQEX	354,340	4.4869
31/10/2024	SAN	Purchase	AQEU	559,370	4.4845
01/11/2024	SAN	Purchase	XMAD	3,963,816	4.5929
01/11/2024	SAN	Purchase	CEUX	28,955	4.5266
01/11/2024	SAN	Purchase	TQEX	4,361	4.5185
01/11/2024	SAN	Purchase	AQEU	2,868	4.5120
04/11/2024	SAN	Purchase	XMAD	2,949,299	4.6155
04/11/2024	SAN	Purchase	CEUX	1,059,965	4.6180
04/11/2024	SAN	Purchase	TQEX	124,355	4.6210
04/11/2024	SAN	Purchase	AQEU	216,381	4.6184
05/11/2024	SAN	Purchase	XMAD	2,398,973	4.6183
05/11/2024	SAN	Purchase	CEUX	995,252	4.6172
05/11/2024	SAN	Purchase	TQEX	95,654	4.6173
05/11/2024	SAN	Purchase	AQEU	310,121	4.6199
06/11/2024	SAN	Purchase	XMAD	5,909,925	4.5257
06/11/2024	SAN	Purchase	CEUX	2,766,582	4.4907
06/11/2024	SAN	Purchase	TQEX	370,398	4.4959
06/11/2024	SAN	Purchase	AQEU	603,095	4.5065
			TOTAL	30,200,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 7 November 2024

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 31/10/2024 and 06/11/2024 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-31-oct-a-06-nov-2024.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	November 7, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance